Filed Pursuant to Rule 433

Registration No. 333-238617-01

June 2, 2020

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated June 2, 2020)

Issuer:	CenterPoint Energy Houston Electric, LLC

Security:	2.90% General Mortgage Bonds, Series AD, due 2050

Legal Format:	SEC Registered

Anticipated Ratings*:	A2 (stable) / A (negative) / A (negative) (Moody’s / S&P / Fitch)

Size:	$300,000,000

Trade Date:	June 2, 2020

Expected Settlement Date:	June 5, 2020

Maturity Date:	July 1, 2050

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2021

Coupon:	2.90%

Price to Public:	99.799% of the principal amount

Benchmark Treasury:	2.000% due February 15, 2050

Benchmark Treasury Yield:	1.480%

Spread to Benchmark Treasury:	+143 basis points

Re-offer Yield:	2.910%

Optional Redemption:	Prior to January 1, 2050, greater of 100% or make-whole at a discount rate of Treasury plus 25 basis points (calculated to January 1, 2050); and on or after January 1, 2050, 100% plus, in either case, accrued and unpaid interest.

CUSIP:	15189X AU2

Joint Book-Running Managers:	BofA Securities, Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Manager:	Mischler Financial Group, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing to dg.prospectus_requests@bofa.com, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.